Exhibit 12

Transatlantic Holdings, Inc.
Computation of Ratios of Earnings to Fixed Charges
(in thousands, except ratios)

	Nine Months Ended Sept 30,		Years Ended December 31,
	2008		2007		2006		2005	2004		2003

Income (loss) before income taxes	$98,416		$595,752		$539,908		$(46,098)	$276,212		$386,674
Less: Equity income of less than 50% owned persons	1,876		25,807		20,852		18,900	19,369		19,780
Add: Dividends from less than 50% owned persons	3,750		2,754		2,387		2,046	1,681		531
	100,290		572,699		521,443		(62,952)	258,524		367,425
Add fixed charges:
Interest expense on 5.75% senior notes due December 14, 2015	32,577		43,421		43,405		2,050	-		-
Interest expense on reinsurance balances payable	22		3,975		-		1,352	1,501		18,466
Proportion of rent expense deemed representative of the interest factor	2,941		3,780		3,245		2,945	2,868		2,935
	35,540		51,176		46,650		6,347	4,369		21,401

Income (loss) before income taxes and fixed charges	$135,830		$623,875		$568,093		$(56,605)	$262,893		$388,826

Ratio of earnings to fixed charges (1)	3.82	x	12.19	x	12.18	x	(2)	60.17	x	18.17	x

(1)
For purposes of the ratio of earnings to fixed charges, “earnings” represent income(loss) before income taxes excluding income from equity-method investees plus fixed charges, and “fixed charges” represent interest expense on the $750 million principal amount of TRH’s 5.75% senior notes due on December 14, 2015, interest expense on reinsurance balances payable and that portion of rent expense that, in our opinion, approximates the interest factor included in rent expense.

(2)
“Earnings” were inadequate to cover fixed charges by $63.0 million for the year ended December 31, 2005. Included in earnings for the year ended December 31, 2005 are catastrophe costs (comprised principally of losses and loss adjustment expenses) of $543.9 million, principally related to Hurricanes Katrina, Rita and Wilma.